

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2022

Amanda M. Brock
Chief Executive Officer
Aris Water Solutions, Inc.
9811 Katy Freeway
Suite 700
Houston, TX 77024

> **Re: Aris Water Solutions, Inc.**
> **Registration Statement on Form S-3**
> **Filed on November 10, 2022**
> **File No. 333-268310**

Dear Amanda M. Brock:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Anuja Majmudar, Attorney-Advisor, at (202) 551-3844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Hilary Holmes, Esq.